UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                              Information Statement
                        Pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934


                                 MedImmune, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   584699-10-2
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 April 16, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of their Statement)

                         -------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ] Rule 13d-1(b)
[  X  ] Rule 13d-1(c)
[     ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         -------------------------------



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





                                  SCHEDULE 13G
---------------------------

CUSIP No. 584699-10-2
---------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON: Investor AB
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)
                                                                            ----
                                                                        (b)  X
                                                                            ----
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Sweden

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              5   SOLE VOTING POWER
 NUMBER OF
   SHARES         3,238,000
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
             -------------------------------------------------------------------
                  SHARED VOTING POWER
              6

             -------------------------------------------------------------------
              7   SOLE DISPOSITIVE POWER
                  3,238,000

             -------------------------------------------------------------------
              8  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,238,000

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ---


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.9%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    CO

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     This  Statement  on Schedule  13G is being filed  solely for the purpose of converting the Statement on Schedule 13D filed on February 2, 1998 (the "Schedule 13D") into a Schedule 13G for a Passive Investor under Rule 13d-1(c), as amended by Securities and Exchange Release No. 34-39538.

ITEM 1.

            (a)   Name of Issuer:  MedImmune, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

            35 West Watkins Mill Road, Gaithersburg, Maryland 20878

ITEM 2.

            (a)   Name, Address and Citizenship of Filing Person:

            Investor AB ("Investor AB"), a publicly-held Swedish corporation, whose address is S-103 32, Stockholm, Sweden, and which is engaged in the business of the long-term holding of equity securities.

            (b)   Title of Class of Securities:
                  Common Stock

            (c)   CUSIP Number:
                  584699-10-2


ITEM 3.     IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13(D)-1(B)  OR
            13D-2(B):

            Not applicable


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





ITEM 4.     OWNERSHIP

            (a)   Investor   AB  has  record  and  beneficial  ownership  of  an
                  aggregate of 3,238,000 shares.

            (b) The 3,238,000 shares beneficially owned by Investor AB are 5.9% of the outstanding Common Stock, based upon the number of shares of Common Stock outstanding at December 31, 1998, as reported by the issuer in its Annual Report on Form 10-K for the year ended December 31, 1998.

                  As reflected in the Schedule 13D, Investor AB initially obtained beneficial owernship of 1,619,000 shares through (and was deemed to share dispositive power with) subsidiaries that were wholly-owned, directly or indirectly, by Investor AB. Pursuant to a two-for-one stock split of the Common Stock, Investor AB is the beneficial owner of 3,238,000 shares. Since the filing of the Schedule 13D, Investor AB has obtained sole voting and dispositive power over the 3,238,000 shares due to internal restructuring
                  among   its   subsidiaries.

            (c) Investor AB, has sole power to vote or to direct the vote, and to dispose or direct the disposition of, the 3,238,000 shares.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable


ITEM 7.     IDENTIFICATION   AND   CLASSIFICATION   OF  THE  SUBSIDIARY  WHICH
            ACQUIRED  THE  SECURITY  BEING  REPORTED ON BY THE PARENT  HOLDING
            COMPANY

            Not applicable


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable



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



ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable


ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.









































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


     CUSIP No.: 584699-10-2
                                        SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Investor AB

                                          By:  /s/ Henry Goss
                                               ----------------------------
                                          Name:  Henry Goss
                                          Title: Managing Director





























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